EXHIBIT 99.1

AMC Entertainment Inc.
Projections of screen openings, screen closings, capital expenditures and proceeds from sale/leasebacks.

Fiscal 2005 through Fiscal 2007

	Projected 52 Weeks Ending March 31, 2005	Projected 52 Weeks Ending March 30, 2006	Projected 52 Weeks Ending March 29, 2007
New Build Screens	44	116	100
Screen Dispositions	27	100	47
Capital Expenditures, (000's):			
Maintenance and Other	$ 80	$ 61	$ 60
New Build	30	57	25
Proceeds from Sale/Leasebacks, (000's)	$ 40	$ 25	$ -